U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-9

        Solicitation/Recommendation Statement Under Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                         FJS PROPERTIES FUND I, L.P.
                      --------------------------------
                          (Name of Subject Company)

                         FJS PROPERTIES FUND I, L.P.
                       -------------------------------
                      (Name of Person Filing Statement)

                    Units of Limited Partnership Interest
                  -----------------------------------------
                       (Title of Class of Securities)

                                    NONE
                                  --------
                    (CUSIP Number of Class of Securities)

                         Andrew C. Alson, President
                            FJS Properties, Inc.,
                               General Partner
                             264 Route 537 East
                            Colts Neck, NJ 07722
                                (732)542-9209
                              -----------------
                (Name, address and telephone number of person
               authorized to receive notice and communications
                 on behalf of the person filing statement.)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

(a)   Subject Company: FJS Properties Fund I, L.P. (the "Subject Company")

          Address of principal executive offices of Subject Company: 264 Route 537 East, Colts Neck, NJ 07722. Telephone number of principal executive offices of Subject Company: 732-542-9209.

(b) This statement relates to Units of Limited Partnership Interest (the "Units") of the Subject Company. As of November 12, 2001, there are 16,788 Units outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: This statement is being filed by FJS Properties Fund I, L.P., the Subject Company. The business address of the Subject Company is 264 Route 537 East, Colts Neck, NJ 07722, and its telephone number is 732-542-9209.

(d) Tender Offer: This statement relates to a tender offer to purchase up to 2,500 Units of the Subject Company for $105 per Unit issued by MACKENZIE PATTERSON, INC.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, LP (collectively the "Bidders"). The principal business address of the Bidders is 1640 School Street, Suite 100, Moraga, CA 94556, and the business telephone number of the Bidders is 925-631-9100.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d)   Conflicts of Interest: None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

      (a) The Subject Company is advising that Limited Partners of the Subject Company reject the tender offer from the Bidders.

      (b) The reason for this recommendation is that the $105 offered per Unit is substantially less than the Subject Company's reasonable valuation of the current value of the Units. The following describes the items considered by the Subject Company in arriving at its reasonable value for the Units.
Summary of Items Considered
---------------------------
      1. Potential Liquidation Value of Units;
      2. Potential change of control of partnership.
      3. Other investment considerations.

      POTENTIAL LIQUIDATION VALUE OF UNITS
Partnership Assets:
      The assets of the Subject Company consist solely of real estate and liquid cash on hand. These are considered separately below.
      REAL ESTATE ASSETS: The only real estate owned by the Subject Company is a 312 unit garden apartment project located at 401 Executive Center Drive, West Palm Beach, Florida (the "Pavilion"). The Pavilion constitutes substantially all of the Subject Company's assets, excluding only cash on hand. Fee title to the Pavilion is owned subject to an existing first mortgage presently held of record by Greenwich Capital Financial Products, Inc., and serviced by Washington Mutual, Houston, Texas. This mortgage is a real estate mortgage and constitutes a lien solely on the real estate and associated personal property (on site equipment) comprising the Pavilion. In valuing the Pavilion the Subject Company considered the following items.

     a. An appraisal prepared in 1994 by the first mortgagee in connection with the refinance of the Pavilion Apartments;

     b. A limited appraisal obtained by the trustee in bankruptcy for the 80% owner of the general partner of the Subject Company; and

      c. A valuation provided by the managing agent of the Pavilion Apartments in connection with an offer to purchase the property from the Subject Company.

     d. A written purchase offer for the Pavilion Apartments submitted by the managing agent of the Pavilion Apartments.

      A discussion of each of these items follows.
      a. The 1994 Appraisal:
      In 1994, in connection with the refinance of the first mortgage on the Pavilion, an appraisal was obtained for the lender's use (Long Beach Bank, which later assigned its mortgage to Greenwich Capital Financial Products, Inc.) in its due diligence on the Pavilion Apartments. This appraisal was prepared by Michael R. Slade, MAI, SRA, CRE of Callaway & Price (the "Appraiser").
      The appraisal estimated the value of the Pavilion on three different basis, replacement cost, comparable sales and income approach. The replacement cost method computes the current cost to build a project equivalent to the Pavilion. The comparable sales approach evaluates the actual selling prices of comparable properties in the local area. The income approach actually takes two different approaches to the valuation. One approach, the Income Capitalization Approach is computed by estimating the net income from the property's improvements and then capitalizes this income stream at an appropriate rate which is an expression of the ratio between net operating income and value. The appraiser utilized a rate between 10.5% and 11% concluding that "an overall rate abstracted from comparable sales is given the most weight in arriving at an appropriate capitalization rate." The other income approach use by the appraiser was to utilize the Discounted Cash Flow method. This technique is simply a method of reducing projected annual cash flows to a current dollar amount. "The net operating income is projected less debt service (if applicable), to arrive at a first year's cash flow. The same procedures are followed for each subsequent year of the holding period. Finally in the last year of the holding period, the property is resold for a projected resale price, and the resulting total cash flow over the entire holding period is discounted back to the beginning of the investment at an appropriate rate of return." Cash flows were based on assumed increases in market rate rents of 3% per year and expense increases of 4% per year. The final sales price was computed by applying an overall rate of 11% to the projected net operating income in that year. The discount rate utilized by the appraiser was assumed to be in the 12.5% to 13.5% range as being that rate "which would be required by most investors for this type of property".

     The  valuations  arrived  at in the three  methods  were as  follows:  Cost
Approach: $11,500,000; Sales Comparison Approach: $7,200,000 to $7,400,000; and the Income Capitalization Approach: $7,300,000 to $7,700,000. The Appraiser concluded that the market value of the Pavilion, free and clear of all mortgages was $7,500,000 - $7,300,000 for the real property and $200,000 for the furniture, fixtures and equipment which would be included in the sale of the Pavilion. The Appraiser received no instructions from the Subject Company with respect to the Appraisal, and no limitations were imposed on the scope of the Appraiser's investigation of the Pavilion.

      The Appraiser, was selected by the Long Beach Bank, is unaffiliated with the Subject Company, and the Appraiser has had no other relationship with the Subject Company and/or its affiliates. The qualifications of Michael R. Slade include the following as set forth in the attachments to the appraisal: licensed by Real Estate Commission State of Florida since 1974, Registered Real Estate Broker and State-Certified General Appraiser; Member Appraisal Institute, Society of Real Estate Appraisers, American Society of Real Estate Counselors, MBA from Florida Atlantic University; Appraisal experience: principal, Callaway & Price, from 1981, Staff Appraiser, Callaway & Price 1975 to 1981; Expert Witness in Circuit Courts of Broward, Palm Beach and Martin Counties as well as in Federal Bankruptcy Court; Special Master, Tax Appeal Hearings, Palm Beach County.
      The value of $7,500,000 set forth in the appraisal is approximately $3,018,545 in excess of the current unpaid principal balance of the existing first mortgage, which is approximately $4,481,455.
      Although this appraisal is approximately seven years old, there have been no material changes in the Pavilion since such appraisal which would substantially limit the usefulness of such appraisal or otherwise affect the validity and accuracy of such appraisal. In addition, the valuation is not significantly different from the valuations provided by the other two appraisals discussed below.

      The  Appraisal is available  for  inspection  and copying at the principal executive offices of the Subject Company during its regular business hours by any Limited Partner of the Subject Company, or such Limited Partner's representative who has been so designated in writing.

      b. Trustee's Limited Appraisal:
      In 1995, Robert E. Brennan, the owner of 80% of the equity interest in the General Partner of the Subject Company, filed for bankruptcy protection. In August 2000, the trustee in bankruptcy (the "Trustee") obtained a limited appraisal of the Pavilion Apartments in connection with his administration of the bankruptcy estate. This appraisal was prepared by Boyle & Drake, Inc., Vero Beach, Florida, and stated a market value of the Pavilion Apartments of $7,000,000. It must be noted that this appraisal is "a restricted use appraisal intended to comply with the reporting requirements set forth under Standard Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Restricted Appraisal Report. As such, it does not include discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value."
      c. Valuation Provided by the Managing Agent
      MSL Property Management, Inc. ("MSL"), the Subject Company's independent onsite managing agent for the Pavilion Apartments has submitted a written offer dated November 12, 2001, to purchase the Pavilion Apartments for $7,200,000, cash, subject to the existing first mortgage (see discussion of the "Purchase Offer" below). In support of this offer, MSL has attached to its offer a copy of a letter stating a valuation of the Pavilion Apartments by Callaway & Price, Inc., Real Estate Appraisers and Consultants. This stated value as of October 15, 2001, was $7,300,000, for the Fee Simple Estate of the Subject Property, and $6,600,000 for the "Fee Simple Estate of the Subject Property subject to the existing unfavorable mortgage encumbering the property."
      d. The Managing Agent's Purchase Offer:
      The Subject Company has over the past few years discussed a potential sale of the Pavilion Apartments to MSL. On November 12, 2001, MSL delivered to the Subject Company a written offer for the purchase of the Pavilion. This offer is solely for the real estate owned by the Subject Company, exclusive of any liquid assets the Subject Company might have. This is a firm offer, which was received from the existing unaffiliated on site managing agent which owns and operates other residential real estate projects in Florida, subject to the execution and delivery of a fully negotiated contract of sale, and requiring the consent of the first mortgage holder. The first mortgage requires the consent of the holder to any transfer of title to the Pavilion. A transfer without such consent, provides the holder of the mortgage with the option to declare the unpaid principal balance of the mortgage immediately due and payable. The offer provides for a purchase price of $7,200,000 to be paid in cash in excess of the unpaid balance of the first mortgage (approximately $4,481,455) at closing, with other adjustments and conditions as are customarily provided for in real estate contracts for garden apartment projects. There would be no brokerage fee or commission due in connection with this transaction.
      In addition, the offer is subject to the required approval of the limited partners of the Subject Company as required by the partnership agreement, and a "Satisfactory Environmental Report"
which will be obtained at purchaser's cost. MSL has received a copy of an environmental report dated 3/25/94, is satisfied with the results of that report, and MSL has advised that it does not anticipate any detrimental changes in the project since such time. It is noted that MSL has been managing the property since that time and could be expected to be fully familiar with any unsatisfactory changes which could have taken place since such earlier environmental report.
      The Subject Company has neither negotiated nor accepted this offer. There is no assurance that a sale of the Pavilion, constituting substantially all of the Subject Company's assets, and resulting in a liquidating distribution to Unitholders will take place at this time. In addition there is no assurance that the holder of the first mortgage would consent to the transfer of the Pavilion subject to the lien of their mortgage as contemplated by the offer.
      Under the partnership agreement of the Subject Company, the sale of substantially all of the company's assets requires the approval of the holders of a majority of the Units of Limited Partnership Interests. There is no assurance that a majority of the holders of Limited Partnership Units would approve the sale of the Pavilion in the event such a proposal is submitted to them for consideration and vote.
      Real Estate Valuation:
      In light of the above, and utilizing a minimum valuation of $7,000,000 (the lowest of the values provided), the Subject Company has concluded that the current value of the Pavilion is not less than $2,518,500 in excess of the unpaid balance of the existing first mortgage. Net proceeds of $2,368,000 is assumed allowing $150,500 for costs in connection with the sale of the property including approximately $50,400 for transfer fees and taxes and $20,000 for title insurance premiums to be paid by seller, as required.
      LIQUID NON-REAL ESTATE ASSETS: In addition to the real estate assets, the Subject Company has working capital and short term liquid assets in the amount of approximately $287,640 as reflected in the Subject Company's 10Q for the quarter ending September 30, 2001. There has been no substantial change in the amount or nature of such assets since such filing. The Subject Company has concluded that the value of the liquid non-real estate assets is $287,600. Aggregate Partnership Liquidation Valuation:
      In as much as the Subject Company has no significant liabilities other than the first mortgage on the Pavilion, and which is taken into account in the above valuation, the liquidation value of the Subject Company is the aggregate of the valuations of the Real Estate Assets ($2,368,000) and the Liquid-Non-Real Estate Assets ($287,640). This yields a valuation of $2,655,640. Assuming liquidation costs and expenses of approximately $100,000 including required proxy statement preparation and solicitation costs in connection with the approval for the sale of the Pavilion Apartments, $2,555,640 would be available for distribution to the partners.

Liquidation Distribution Calculation:
------------------------------------
      Were the Subject Company to realize liquidation proceeds of $2,555,640, such funds would, pursuant to the Partnership Agreement, be distributed 99% ($2,530,084) to the Limited Partners and 1% ($25,556) to the General Partner. The Limited Partners would therefore receive $150.71 per Unit ($2,530,084 / 16,788 Units).
      2. POTENTIAL CHANGE OF CONTROL OF PARTNERSHIP:
      ---------------------------------------------
      The Subject Company has been informed by both the Trustee and by MSL that an oral agreement has been reached for the sale of the trustee's 80% interest in the general partner of the Subject Company to MSL. This agreement is subject to the execution of a written agreement and the approval of the bankruptcy court. There is no assurance that such transaction will be approved and if so approved completed.
      The transfer of the 80% interest in the general partner of the Subject Company to MSL could have a beneficial effect on the Subject Company, combining the ownership interest with the operating management company. This could promote improved long term planning for the operations of the Pavilion Apartments by eliminating the interest of the bankruptcy estate in the general partner and replacing this with ownership by a local Florida real estate company.
      This transfer could create a potential conflict between MSL's interest as a general partner and its separate interest in purchasing the Pavilion Apartments. We are unable to predict when or whether this sale will take place and what the actual effect on the Partnership would be.
      3. OTHER INVESTMENT CONSIDERATIONS:
      ----------------------------------
      Current Cash Flow Distributions:
      -------------------------------
        During the first three quarters of 2001 the Subject Company has made no cash flow distributions. All cash flow from the Pavilion Apartments has been utilized for required Replacements and Renovations at the property.
      There is no assurance that any cash flow distributions will be made in the future, as such distributions are affected by occupancy rates, rent levels and expenses of the Subject Company.
      No Other Valuations:
      The Subject Company has not obtained any other third party appraisals or valuations in connection with its review of this tender offer. The Subject Company is of the opinion that it has sufficient information available to it to evaluate this offer without incurring the additional expense involved in obtaining further appraisals or valuations at this time.

      No Present Commitment to Sell or Liquidate:
      ------------------------------------------
      Although the tender offer is being evaluated by the Subject Company in light of a liquidation value for the Units, there is no present commitment to sell the Pavilion Apartments, and there can be no assurance that a sale of all or substantially all of the Subject Company's assets with a corresponding liquidating distribution to Unitholders will occur.

      Mortgage Lender's Consent Required for Transfer of Limited Partnership
      ----------------------------------------------------------------------
Units or Sale of Pavilion Apartments:
-------------------------------------
      The first mortgage affecting the Pavilion Apartments provides that the holder of the mortgage may accelerate and declare the unpaid principal balance of the mortgage due and payable on the sale or transfer of ownership of the Pavilion Apartments, on the transfer of more than 49% of the Units of Limited Partnership Interests or on the transfer to any one party of more than 10% of the Units of Limited Partnership Interests. In the event the Purchasers under the tender offer acquire more than 10% of the Units of Limited Partnership Interests the holder of the mortgage may, but is not required to, accelerate the unpaid balance of the mortgage. The Subject Company is unable to express an opinion as to whether the mortgagee would exercise this right. Conclusion:
      Based on the above considerations, the Subject Company has concluded that the tender offer does not provide sufficient consideration for the Unit holders, and such offer should be rejected.
      (c) Intent to tender. Lawrence E. Bathgate, II, a director of the Subject Company is the owner of 5 Units, and has advised that his present intention is not to accept the Tender Offer and intends to hold the Units.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED.

      None

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (b) No transactions have occurred during the past 60 days for any person required to be reported under Item 1008(b) of Regulation M-A.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
      (a) As a result of the receipt of the tender offer, the Subject Company has had discussions with a potential purchaser concerning the potential sale of the Pavilion Apartments. See Item 4 above for the terms of these discussions. The sale of the Pavilion Apartments would constitute a sale of a material amount of the Subject Company's assets and would result in a liquidation of the Subject Company and a liquidating distribution to the partners.

      (b) None.
ITEM 8. ADDITIONAL INFORMATION
      None.
ITEM 9. EXHIBITS
        (a)(1) Recommendation sent to security holders is attached as Exhibit 9(a)(1).
        (a)(2)  Purchase  offer dated  November 12,  2001,  from MSL
                Property Management, Inc.
        (a)(3)  Appraisal  Letter dated August 29, 2000, from Boyle and Drake,
                Inc.

        (a)(4) 1994 Appraisal of Pavilion Apartments discussed in item 4(b) filed by reference to exhibit 9(d) to Schedule 14D-9/A filed with the Securities and Exchange Commission on December 11, 1997.

        (e) Not Applicable.
        (g) Not Applicable.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      FJS PROPERTIES FUND I, L.P.
                                      (Subject Company)
Dated: November 13, 2001              by: FJS PROPERTIES, INC., General Partner



                                      by        Andrew C. Alson
                                         ---------------------------------
                                              Andrew C. Alson, President

                              INDEX TO EXHIBITS


(a)(1)Recommendation  sent to security  holders is attached as Exhibit  9(a)(1).
(a)(2)Purchase offer dated November 12, 2001, from MSL Property Management, Inc. attached as Exhibit 9(a)(2)
(a)(3)Appraisal Letter dated August 29, 2000, from Boyle and Drake, Inc. attached as Exhibit 9(a)(3)
(a)(4)1994 Appraisal of Pavilion Apartments discussed in item 4(b) filed by reference to exhibit 9(d) to Schedule 14D-9/A filed with the Securities and Exchange Commission on December 11, 1997.
 .

                               EXHIBIT 9(a)(1)

                         FJS PROPERTIES FUND I, L.P.
                             264 ROUTE 537 EAST
                            COLTS NECK, NJ 07722
                                (732)542-9209
                                                            November 13, 2001

      Re:   FJS Properties Fund I, L.P. - Tender Offer
Dear Limited Partner:
        We are aware that you have received a tender offer for your Units of Limited Partnership Interests in FJS Properties Fund I, L.P. As the company affected by such offer, we are required by Securities and Exchange Commission rules and regulations to review this offer and to provide you with our recommendation as to your acceptance or rejection of such offer.
      It is our recommendation that you reject this offer because the $105 offered per Unit is substantially less than the Subject Company's reasonable valuation of the current value of the Units. The following describes the items considered by the Partnership ("Subject Company") in arriving at its reasonable value for the Units.
Summary of Items Considered
      1. Potential Liquidation Value of Units;
      2. Potential change of control of partnership.
      3. Other investment considerations.
      POTENTIAL LIQUIDATION VALUE OF UNITS
Partnership Assets:
      The assets of the Subject Company consist solely of real estate and liquid cash on hand. These are considered separately below.
      REAL ESTATE ASSETS: The only real estate owned by the Subject Company is a 312 unit garden apartment project located at 401 Executive Center Drive, West Palm Beach, Florida (the "Pavilion"). The Pavilion constitutes substantially all of the Subject Company's assets, excluding only cash on hand. Fee title to the Pavilion is owned subject to an existing first mortgage presently held of record by Greenwich Capital Financial Products, Inc., and serviced by Washington Mutual, Houston, Texas. This mortgage is a real estate mortgage and constitutes a lien solely on the real estate and associated personal property (on site equipment) comprising the Pavilion. In valuing the Pavilion the Subject Company considered the following items.

      a. An appraisal prepared in 1994 by the first mortgagee in connection with the refinance of the Pavilion Apartments;

      b. A limited appraisal obtained by the trustee in bankruptcy for the 80% owner of the general partner of the Subject Company; and

      c. A valuation provided by the managing agent of the Pavilion Apartments in connection with an offer to purchase the property from the Subject Company.

      d. A written purchase offer for the Pavilion Apartments submitted by the managing agent of the Pavilion Apartments.

      A discussion of each of these items follows.
      a. The 1994 Appraisal:
      In 1994, in connection with the refinance of the first mortgage on the Pavilion, an appraisal was obtained for the lender's use (Long Beach Bank, which later assigned its mortgage to Greenwich Capital Financial Products, Inc.) in its due diligence on the Pavilion Apartments. This appraisal was prepared by Michael R. Slade, MAI, SRA, CRE of Callaway & Price (the "Appraiser").
      The appraisal estimated the value of the Pavilion on three different basis, replacement cost, comparable sales and income approach. The replacement cost method computes the current cost to build a project equivalent to the Pavilion. The comparable sales approach evaluates the actual selling prices of comparable properties in the local area. The income approach actually takes two different approaches to the valuation. One approach, the Income Capitalization Approach is computed by estimating the net income from the property's improvements and then capitalizes this income stream at an appropriate rate which is an expression of the ratio between net operating income and value. The appraiser utilized a rate between 10.5% and 11% concluding that "an overall rate abstracted from comparable sales is given the most weight in arriving at an appropriate capitalization rate." The other income approach use by the appraiser was to utilize the Discounted Cash Flow method. This technique is simply a method of reducing projected annual cash flows to a current dollar amount. "The net operating income is projected less debt service (if applicable), to arrive at a first year's cash flow. The same procedures are followed for each subsequent year of the holding period. Finally in the last year of the holding period, the property is resold for a projected resale price, and the resulting total cash flow over the entire holding period is discounted back to the beginning of the investment at an appropriate rate of return." Cash flows were based on assumed increases in market rate rents of 3% per year and expense increases of 4% per year. The final sales price was computed by applying an overall rate of 11% to the projected net operating income in that year. The discount rate utilized by the appraiser was assumed to be in the 12.5% to 13.5% range as being that rate "which would be required by most investors for this type of property".

      The  valuations  arrived at in the three  methods  were as  follows:  Cost
Approach: $11,500,000; Sales Comparison Approach: $7,200,000 to $7,400,000; and the Income

Capitalization Approach: $7,300,000 to $7,700,000. The Appraiser concluded that the market value of the Pavilion, free and clear of all mortgages was $7,500,000
- $7,300,000 for the real property and $200,000 for the furniture, fixtures and equipment which would be included in the sale of the Pavilion. The Appraiser received no instructions from the Subject Company with respect to the Appraisal, and no limitations were imposed on the scope of the Appraiser's investigation of the Pavilion.
      The Appraiser, was selected by the Long Beach Bank, is unaffiliated with the Subject Company, and the Appraiser has had no other relationship with the Subject Company and/or its affiliates. The qualifications of Michael R. Slade include the following as set forth in the attachments to the appraisal: licensed by Real Estate Commission State of Florida since 1974, Registered Real Estate Broker and State-Certified General Appraiser; Member Appraisal Institute, Society of Real Estate Appraisers, American Society of Real Estate Counselors, MBA from Florida Atlantic University; Appraisal experience: principal, Callaway & Price, from 1981, Staff Appraiser, Callaway & Price 1975 to 1981; Expert Witness in Circuit Courts of Broward, Palm Beach and Martin Counties as well as in Federal Bankruptcy Court; Special Master, Tax Appeal Hearings, Palm Beach County.
      The value of $7,500,000 set forth in the appraisal is approximately $3,018,545 in excess of the current unpaid principal balance of the existing first mortgage, which is approximately $4,481,455.
      Although this appraisal is approximately seven years old, there have been no material changes in the Pavilion since such appraisal which would substantially limit the usefulness of such appraisal or otherwise affect the validity and accuracy of such appraisal. In addition, the valuation is not significantly different from the valuations provided by the other two appraisals discussed below.
      The  Appraisal is available  for  inspection  and copying at the principal executive offices of the Subject Company during its regular business hours by any Limited Partner of the Subject Company, or such Limited Partner's representative who has been so designated in writing.
      b. Trustee's Limited Appraisal:
      In 1995, Robert E. Brennan, the owner of 80% of the equity interest in the General Partner of the Subject Company, filed for bankruptcy protection. In August 2000, the trustee in bankruptcy (the "Trustee") obtained a limited appraisal of the Pavilion Apartments in connection with his administration of the bankruptcy estate. This appraisal was prepared by Boyle & Drake, Inc., Vero Beach, Florida, and stated a market value of the Pavilion Apartments of $7,000,000. It must be noted that this appraisal is "a restricted use appraisal intended to comply with the reporting requirements set forth under Standard Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Restricted Appraisal Report. As such, it does not include discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value."

      c. Valuation Provided by the Managing Agent
      MSL Property Management, Inc. ("MSL"), the Subject Company's independent onsite managing agent for the Pavilion Apartments has submitted a written offer dated November 12, 2001, to purchase the Pavilion Apartments for $7,200,000, cash, subject to the existing first mortgage (see discussion of the "Purchase Offer" below). In support of this offer, MSL has attached to its offer a copy of a letter stating a valuation of the Pavilion Apartments by Callaway & Price, Inc., Real Estate Appraisers and Consultants. This stated value as of October 15, 2001, was $7,300,000, for the Fee Simple Estate of the Subject Property, and $6,600,000 for the "Fee Simple Estate of the Subject Property subject to the existing unfavorable mortgage encumbering the property."
      d. The Managing Agent's Purchase Offer:
      The Subject Company has over the past few years discussed a potential sale of the Pavilion Apartments to MSL. On November 12, 2001, MSL delivered to the Subject Company a written offer for the purchase of the Pavilion. This offer is solely for the real estate owned by the Subject Company, exclusive of any liquid assets the Subject Company might have. This is a firm offer, which was received from the existing unaffiliated on site managing agent which owns and operates other residential real estate projects in Florida, subject to the execution and delivery of a fully negotiated contract of sale, and requiring the consent of the first mortgage holder. The first mortgage requires the consent of the holder to any transfer of title to the Pavilion. A transfer without such consent, provides the holder of the mortgage with the option to declare the unpaid principal balance of the mortgage immediately due and payable. The offer provides for a purchase price of $7,200,000 to be paid in cash in excess of the unpaid balance of the first mortgage (approximately $4,481,455) at closing, with other adjustments and conditions as are customarily provided for in real estate contracts for garden apartment projects. There would be no brokerage fee or commission due in connection with this transaction.
      In addition, the offer is subject to the required approval of the limited partners of the Subject Company as required by the partnership agreement, and a "Satisfactory Environmental Report" which will be obtained at purchaser's cost. MSL has received a copy of an environmental report dated 3/25/94, is satisfied with the results of that report, and MSL has advised that it does not anticipate any detrimental changes in the project since such time. It is noted that MSL has been managing the property since that time and could be expected to be fully familiar with any unsatisfactory changes which could have taken place since such earlier environmental report.
      The Subject Company has neither negotiated nor accepted this offer. There is no assurance that a sale of the Pavilion, constituting substantially all of the Subject Company's assets, and resulting in a liquidating distribution to Unitholders will take place at this time. In addition there is no assurance that the holder of the first mortgage would consent to the transfer of the Pavilion subject to the lien of their mortgage as contemplated by the offer.
      Under the partnership agreement of the Subject Company, the sale of substantially all of the company's assets requires the approval of the holders of a majority of the Units of Limited

Partnership Interests. There is no assurance that a majority of the holders of Limited Partnership Units would approve the sale of the Pavilion in the event such a proposal is submitted to them for consideration and vote.
      Real Estate Valuation:
      In light of the above, and utilizing a minimum valuation of $7,000,000 (the lowest of the values provided), the Subject Company has concluded that the current value of the Pavilion is not less than $2,518,500 in excess of the unpaid balance of the existing first mortgage. Net proceeds of $2,368,000 is assumed allowing $150,500 for costs in connection with the sale of the property including approximately $50,400 for transfer fees and taxes and $20,000 for title insurance premiums to be paid by seller, as required.
      LIQUID NON-REAL ESTATE ASSETS: In addition to the real estate assets, the Subject Company has working capital and short term liquid assets in the amount of approximately $287,640 as reflected in the Subject Company's 10Q for the quarter ending September 30, 2001. There has been no substantial change in the amount or nature of such assets since such filing. The Subject Company has concluded that the value of the liquid non-real estate assets is $287,600. Aggregate Partnership Liquidation Valuation:
-------------------------------------------
      In as much as the Subject Company has no significant liabilities other than the first mortgage on the Pavilion, and which is taken into account in the above valuation, the liquidation value of the Subject Company is the aggregate of the valuations of the Real Estate Assets ($2,368,000) and the Liquid-Non-Real Estate Assets ($287,640). This yields a valuation of $2,655,640. Assuming liquidation costs and expenses of approximately $100,000 including required proxy statement preparation and solicitation costs in connection with the approval for the sale of the Pavilion Apartments, $2,555,640 would be available for distribution to the partners.
Liquidation Distribution Calculation:
------------------------------------
      Were the Subject Company to realize liquidation proceeds of $2,555,640, such funds would, pursuant to the Partnership Agreement, be distributed 99% ($2,530,084) to the Limited Partners and 1% ($25,556) to the General Partner. The Limited Partners would therefore receive $150.71 per Unit ($2,530,084 / 16,788 Units).

      2. POTENTIAL CHANGE OF CONTROL OF PARTNERSHIP:
      ---------------------------------------------
      The Subject Company has been informed by both the Trustee and by MSL that an oral agreement has been reached for the sale of the trustee's 80% interest in the general partner of the Subject Company to MSL. This agreement is subject to the execution of a written agreement and the approval of the bankruptcy court. There is no assurance that such transaction will be approved and if so approved completed.
      The transfer of the 80% interest in the general partner of the Subject Company to MSL could have a beneficial effect on the Subject Company, combining the ownership interest with the operating management company. This could promote improved long term planning for the operations of the Pavilion Apartments by eliminating the interest of the bankruptcy estate in the general partner and replacing this with ownership by a local Florida real estate company.
      This transfer could create a potential conflict between MSL's interest as a general partner and its separate interest in purchasing the Pavilion Apartments. We are unable to predict when or whether this sale will take place and what the actual effect on the Partnership would be.
      3. OTHER INVESTMENT CONSIDERATIONS:
      ----------------------------------
      Current Cash Flow Distributions:
      -------------------------------
        During the first three quarters of 2001 the Subject Company has made no cash flow distributions. All cash flow from the Pavilion Apartments has been utilized for required Replacements and Renovations at the property.
      There is no assurance that any cash flow distributions will be made in the future, as such distributions are affected by occupancy rates, rent levels and expenses of the Subject Company.
      No Other Valuations:
      The Subject Company has not obtained any other third party appraisals or valuations in connection with its review of this tender offer. The Subject Company is of the opinion that it has sufficient information available to it to evaluate this offer without incurring the additional expense involved in obtaining further appraisals or valuations at this time.
      No Present Commitment to Sell or Liquidate:
      ------------------------------------------
      Although the tender offer is being evaluated by the Subject Company in light of a liquidation value for the Units, there is no present commitment to sell the Pavilion Apartments, and there can be no assurance that a sale of all or substantially all of the Subject Company's assets with a corresponding liquidating distribution to Unitholders will occur.

      Mortgage Lender's Consent Required for Transfer of Limited Partnership Units or Sale of Pavilion Apartments:

      The first mortgage affecting the Pavilion Apartments provides that the holder of the mortgage may accelerate and declare the unpaid principal balance of the mortgage due and payable on the sale or transfer of ownership of the Pavilion Apartments, on the transfer of more than 49% of the Units of Limited Partnership Interests or on the transfer to any one party of more than 10% of the Units of Limited Partnership Interests. In the event the Purchasers under the tender offer acquire more than 10% of the Units of Limited Partnership Interests the holder of the mortgage may, but is not required to, accelerate the unpaid balance of the mortgage. The Subject Company is unable to express an opinion as to whether the mortgagee would exercise this right.
Conclusion:
----------
      Based on the above considerations, the Subject Company has concluded that the tender offer does not provide sufficient consideration for the Unit holders, and such offer should be rejected.
        Should you have any questions regarding this matter please feel free to call me at (732)542-9209.


                                       Very truly yours,
                                       FJS Properties Fund I, L.P.
                                       by: FJS Properties, Inc., General Partner


                                       By:      Andrew C. Alson
                                          --------------------------------------
                                              Andrew C. Alson, President

ACA/kb

                               EXHIBIT 9(a)(2)
M.S.L. Property Management Inc.
2800 E. Commercial Blvd #200
Fort Lauderdale, FL 33308
(954)491-4511 (964)4814504 Fax

November 12, 2001

Donald Conway
Druker, Raul & Fein
3826 Quakerbridge Road
Hamilton, NJ 08619

Andy Alson
FJS Properties Fund
264 Route 537 East
Colts Bridge, NJ 07722

Lawrence E. Bathgate II
Bathgate, Wegener & Wolf
One Airport Road
Lakewood, NJ 08701

OFFER TO PURCHASE

RE: FJ$ Properties Fund I,              D/B/A Pavilion Apartments, 312 Units
401 Executive Center Drive
West Palm Beech, FL

Gentlemen:

This letter shall be considered to be an offer to purchase the Subject property.

Purchase price would be S7,200,000, all cash subject to the existing mortgage. This offer is net to the Seller except for prorations for Real Estate Tax, Insurance and the cost of the mortgage transfer. There would be no real estate commission.

Our offer is based upon an appraisal (face page enclosed) and our knowledge of the property. We are aware that the property requires Improvements that will cost between $2,000,000 and $3,000,000 to bring the property up to current standards. Since we are familiar with the property we will not require the usual due diligence items. The conditions for closing however would require:

1)    Approval of LTD Partners
2)    Mortgagors consent
3) Satisfactory Environmental Report. which will be done at our expense We have a copy of the Environmental Report dated 3/25/94 and do not expect that there would be any detrimental change.


Closing to take place sixty (60) days after approval of partners and mortgagor's consent. We have retained the firm of:

Berman, Wolfe, Rennert Vogel & Mandler
100 SE 2nd Street, Suite 3500

Miami, FL 33131

to prepare a definitive offer which we expect to submit to you by November 20.2001.

Sincerely,
Murray Liebowitz

ENC: Appraisal Amount
CC; Jeffrey Mandler

Callaway & Price, Inc.
Real Estate Appraisers and Consultants
Licensed Real Estate Brokers
1639 Forum Place, West Palm Beach, Florida 33401

October 26, 2001

Mr. Murray Liebowitz
M.S.L. Management, Inc.
2600 E. Commercial Boulevard
Suite 200
Fort Lauderdale. Florida 33308

Dear Mr. Liebowitz:

We have made an Investigation and analysis of The Pavilion apartment complex located at 401 Executive Center Drive, in West Palm Beach, Florida. The purpose of this investigation and analysis was to estimate the Market Value of the Fee Simple Estate of the Subject Property, and the Market Value, of the Fee Simple Estate subject to the existing unfavorable mortgage encumbering the property (as discussed within the appraisal) as of October 15, 2001. This Complete Appraisal is in the Self-Contained Appraisal. report format as defined by the Uniform Standards of Professional Appraisal Practice (USPAP). The intended user of the report is the addressee, and it is our understanding that the intended use was for the client's internal decision making purposes.

As a result of our investigation and analysis of the information obtained therefrom, as well as a general knowledge of real estate valuation procedures, it is our opinion that the Market Value of the Fee Simple Estate of the Subject Property as of October 15, 2001 was: SEVEN MILLION THREE HUNDRED THOUSAND DOLLARS ($7,300,000)

Further, it is our opinion that the Market Value of the Fee Simple Estate of the Subject Property subject to the existing unfavorable mortgage encumbering the property. as of October 15, 2001 was: SIX MILLION SIX HUNDRED THQUSAND DOLLARS ($6,600,OOO)

It should be dearly understood that the Market Value definition Includes a reasonable exposure time. It is our opinion that exposure time could have ranged from 6 to 12 months. Obviously, if a quick sale (liquidation) is the goal, Market Value will not be realized, but rather a lower number-liquidation price. Marketing time was also estimated at 6 to 12 months.

Further, we would point out that the above value estimate is based on a specific date, wherein a theoretical market exposure has already occurred. To estimate a future value at the end of a marketing time starting at the appraisal date would be a prospective value as opposed to the current value estimated herein.

A description of the property appraised, together with an explanation of the valuation procedures utilized, Is contained in the body of the attached report. For your convenience, an Executive Summary follows this letter. Your attention is directed to the Limiting Conditions and underlying assumptions upon which the value conclusions era contingent.

Respectfully submitted,

CALLAWAY & PRICE, INC.
Michael R. Slade., MAI, SRA, CRE
St.Cert.Gen.REA RZ0000116

Jpmes F. Mader, Associate Appraiser
St.Cert.Gen.REA RZ0000832

                               EXHIBIT 9(a)(3)
                          A LIMITED RESTRICTED USE
                           APPRAISAL REPORT OF THE
                             PAVILION APARTMENTS
                         401 EXECUTIVE CENTER DRIVE,
                          WEST PALM BEACH, FL 33401

                                PREPARED FOR

                              MR. DONALD CONWAY
                             DRUKER, RAIL & FEIN
                                P.O. BOX 7648
                      PRINCETON, NEW JERSEY, 08543-7648
                                MAIL CODE NA

                                    AS OF
                               AUGUST 10, 2000



                                     BY

                             BOYLE & DRAKE, INC.
                               888 DAHLIA LANE
                            VERO BEACH, FL 32963
                                FILE NO. 4006
                          COMPLETED AUGUST 29, 2000


                             Boyle & Drake, Inc.
Vero Beach               Real Estate Appraisers and Consultants         Fort Pierce
Stephen J. Boyle MAI      _________________________                     Paul P. Drake, MAI, SRA
State Certified General                                                 State Certified General
Real Estate Appraiser RZ0000699                                         Real Estate Appraiser RZ0000027
                        888 Dahlia Lane. Vero Beach, FL 32963
                                Telephone: (561) 234-1303
                                  Fax: (561) 234-1332

August 29, 2000

Mr. Donald Conway, Trustee for Robert Brennan
Druker, Rail & Fein
P.O. Box 7648
Princeton, New Jersey, 08543-7648

Re: Limited restricted use appraisal report of Pavilion Apartments located at 401 Executive Center Drive, West Palm Beach, Fl 33401. Druker, Rail & Fein reference NA.

Dear Mr. Conway:

In accordance with your request, we have made an investigation and limited analysis of the above referenced property. The purpose of this investigation and analysis was to estimate the Market Value of the Fee Simple Estate of the subject property as of August 10, 2000. This report is a Limited Report prepared in a Restricted Use Format.

As a result of my investigation and analysis of the information obtained therefrom, as well as a general knowledge of real estate valuation procedures, it is my opinion that the Market Value of the Fee Simple Estate of the Subject Property with all furniture, fixtures, and equipment in "as is" condition, as of August 10, 2000 was.

                            SEVEN MILLION DOLLARS
                                ($7,000,000)

The estimated market value takes into consideration the estimated cost of deferred maintenance of approximately $3,300,000.

This is a restricted use appraisal report that is intended to comply with the reporting requirements set forth under Standard Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Restricted Appraisal Report. As such, it does not include discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The information contained in this report-t is specific to the needs of the client and for the intended use stated in this report. The appraiser is not responsible for unauthorized use of this report.

Furthermore, in accordance with prior agreement between the client and the appraiser, this report is the result of a limited appraisal process in that certain allowable departures from specific guidelines of the Uniform Standards of Professional Appraisal Practice were invoked. The intended user of this report is warned that the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP.

Your attention is directed to the limiting conditions and underlying assumptions upon which the value conclusions are contingent. An Executive Summary has been included for your convenience. It has been a pleasure to serve you in this matter.

Respectfully submitted,

BOYLE & DRAKE, INC.

Paul P. Drake, MAI, SRA
Florida State Certified General R. E. Appraiser RZ0000027
Expires 11/00

               RESTRICTED APPRAISAL REPORT - LIMITED APPRAISAL

CLIENT:                              Mr. Donald Conway
                                     Druker, Rail & Fein
                                     P.O. Box 7648
                                     Princeton, New Jersey, 08543-7648

APPRAISERS:                          Boyle & Drake, Inc.
                                     888 Dahlia Lane
                                     Vero Beach, Florida 32963

SUBJECT:

The subject property is an existing 312-unit rental apartment project located at 401 Executive Center Drive, West Palm Beach, Fl 33401. The subject site is located on the southwest side of Executive Center Drive, approximately 1,000 feet southeasterly of Congress Avenue. The project has frontage on the east side of Interstate 95.

Site Description: The total land size per public records is approximately 631,184 square feet, or 14.49 acres. The shape is irregular with approximately 1,080 front feet on Executive Center Drive. The site is zoned MF 32, Multifamily High Density. The master land use plan of West Palm Beach designates the area as MF, Multifamily, permitting a maximum density of 32 units per acre. The existing use of the site conforms to zoning as well as land use.

The 'on-site" parking ratio is 1.54 spaces per unit. Site coverage is approximately 44% The site is located within flood B per map number 120229 0015
B. The property is located within Census Tract 20.00.

Utilities to the site include telephone, electricity, and central water and sewer. Access to the project is via Executive Center Drive. The subject property is located a short distance from two 1-95 interchanges for good access.

Site Improvements: The site is improved with asphalt paving with approximately 479 on site pal-king spaces. Recreational amenities include a large pool, a small children's pool, two tennis courts, two shuffleboard courts and a 2,633 square foot clubhouse. Adequate landscaping is provided. Irrigation is provided by underground sprinkler systems.

The condition of the grassed areas is poor since the irrigation system is not functioning and needs extensive repairs. The parking areas are in fair condition and need to be repaved/resealed.

Building  Description:  The  site  is  improved  with  eleven  two-story  garden apartment masonry buildings totaling approximately 283,790 square feet with a total of 312 rentable units. Rentable building area is approximately 266,124 square feet with an average unit size of 853 square feet. The unit sizes were based on field measurements. Interior dimensions were used. The brochure provided by the management reports larger unit sizes of approximately 290,800 square feet. Below is a summary of the units by type, number and size:



        SUMMARY OF UNITS
---------------------------------
Bed/Bath    No/Units   % Total      Size/SF     Total

1/1           108       35%         700        75,60
2/1            44       14%         793        34,89
2/2           116       37%         932       108,11
3/2            44       14%       1,080        47,52
              312      100%         853       266,12

According  to  public  records  the  building  was   constructed  in  1971.  The
construction is masonry with painted stucco walls and flat built-up roofs.

Each unit is equipped with a refrigerator, range/oven, dishwasher and a garbage disposal. Floor cover- includes carpets, vinyl flooring in kitchens and ceramic tile in bathrooms. A washer- and dryer is located in every other hallway as well as a laundry facility in the clubhouse.

The project suffers extensively from deferred maintenance. Most of the apartments need major renovations. The scope of apartment renovation includes new appliances, air- conditioning systems, bathtub and shower replacements, new floor cover, kitchen cabinets and plumbing work. The exterior, grounds and amenities also need renovations. The current cost is approximately $3,300,000 as summarized on the following page.

DEFERRED MAINTENANCE
Item                          Cost        Cost/Unit

Parking Lots               $106,800          $342
Roofs                      $571,895        $1,833
[irrigation                 $98,000          $314
Tennis Courts                $6,500           $21
Pool Renovation             $72,484          $232
Club House                  $32,175          $103
Laundry Room                $15,000           $48
Pool Bathroom               $15,000           $48
Landscaping                 $75,000          $240
Apartment Renovations    $2,200,099        $7,052
Paint Exteriors            $135,000          $433
Totals                   $3,327,953       $10,667


Below is a brief summary of major construction details, features and development ratios:

Item/Component                Description
Foundation                    Slab on Grade/Concrete Footer
Frame                         Masonry
Exterior Walls                Painted stucco
Roof                          Flat with mansard
HVAC                          Central A/C

Observed Condition            Fair
Design and Appearance         Average
Quality                       Average
Functional Obsolescence       None noted
Actual Age                    29 Years
Effective Age                 30 Years
Site Coverage                 45%
Number parking spaces         479
Parking Spaces per Unit       1.54

Ad Valorem Taxes:

       Tax ID No: 74-43-43-20-01-005

The subject property is currently assessed for $7,800,000 with real estate taxes of $196,878.00 resulting in a tax rate of $25.2408 per- $1,000 of assessed value. The land and improvements are assessed at $35.76 per square foot or $25,000 per unit. Last years assessed  value was  $6,500,000.  Management  reports  they have filed for a tax appeal. If the property were reassessed to $6,500,000, taxes would be approximately $164,000. Management has estimated taxes at approximately $177,402. I have estimated taxes at $175,000.

OWNER OF RECORD/PROPERTY HISTORY:

The owner of record is FJS Properties Fund I. L. P. Public records indicates the property was purchased in 1984 for $5,357,200. The legal description is Executive Center Park Parcel 5. The property is encumbered by a first mortgage from Long Beach Bank. The loan was issued March 31, 1994. The loan provides for a term often years with an interest rate of 9.75%. The payments are based on a 25-year amortization period. The balloon balance is due March 2004 in the approximate amount of $4,215,000. The loan has a pre payment penalty based on the difference between treasury bill rates and the mortgage interest rate.

PURPOSE OF APPRAISAL:          The purpose of this appraisal was to estimate the
                               Market Value of the Fee Simple Estate of the subject property as of August 10, 2000.

INTENDED USE OF REPORT
(FUNCTION OF APPRAlSAL):       The appraisal is intended to aid in rendering a
                               decision on financing the property.

INTENDED USER OF REPORT:       The appraisal is intended for the sole use of
                               Druker, Rail & Fein. Due to the restricted use report format, this report is not intended for third party use.

REAL PROPERTY INTEREST
APPRAISED:                     The interest appraised herein is the Fee Simple
                               Estate.

MARKET VALUE DEFINITION:       Per Standards Rule 1-2 (b) of USPAP 1998
                               Edition.

HIGHEST AND BEST USE:

Highest and Best Use As Though
Vacant:                        For development of a rental apartment project
                               similar to the subject
Highest and Best Use As
Improved:                      Renovation and continued use of the existing
                               improvements
EFFECTIVE DATE OF VALUE:       August 10, 2000

DATE OF REPORT:                August 29, 2000
MARKET VALUE ESTIMATE:
FEE SIMPLE ESTATE:             $7,000,000
MARKETING TIME:                12 Months
EXPOSURE TIME:                 12 Months

APPRAISAL DEVELOPMENT AND REPORTING PROCESS: In preparing this appraisal, the appraiser- inspected the subject neighborhood and property, gathered information on market data. The search for comparable rentals was concentrated in the subject neighborhood. Operating expenses were based on historical data from the owners as well as in house expense comparables. Overall rates were based on rates abstracted from similar use properties.

Per prior agreement with the client, the appraiser did not use the Cost Approach or Sales Comparison Approach to value. The appraisal process therefore involved departure from Standards Rule 1-4 (b) i, ii, iv, v, and vi.

This restricted use appraisal report sets forth a summary and analysis of the data relied on, and appraiser's conclusion. Supporting documentation is retained in the appraiser's file.

MARKET DATA: Although a Restricted Use Report typically does not contain a discussion of market data, a brief discussion of the Income Approach has been provided to assist our client.

Gross Income Estimate: Potential gross income was based on the current rents averaging approximately $649 per unit per month. Given the extent of deferred maintenance higher rents ale not achievable. It is noted that management has proposed a new rent schedule with average rents of $689 per unit per month. Management reports there is too much resistance to this level.

Rents are projected to reach a higher level of approximately $699 per unit after renovations. Rents are projected to increase approximately $20 per year per unit thereafter. I project two years of renovations to reach the higher rents. Other income is based on the averages over the past three years.

Vacancy & Collection Loss: Analysis of neighborhood properties indicates that a 5% loss for- vacancy and collection losses is reasonable after renovation. The subject property has maintained occupancies of approximately 92% to 95% over the past three years in spite of below average condition of the units. During the two-year renovation period I project an average vacancy & collection loss of 10%, then stabilizing at 5%.

Expenses:   Details concerning the past three years expenses were provided by
Buchbinder Tunick & Company LLP, Druker, Rahl & Fein and M.S.L. Property

Management Company. A summary of income and expenses is contained in the addenda of this report.

Total expenses over the past three years have ranged from approximately $4,200 to $4,700 per Unit. The average was $4,449 per unit. Operating expenses as of the date of this report were estimated to be $4,300 (Rnd.) per unit of-approximately $1,341,600.

Analysis of operating expenses from similar apartment projects indicated the current operating costs are higher than typical due to the extent of on going repairs required. As of August 2000 management reports approximately 600 work orders per month processed by the maintenance department of the subject property. Renovations as proposed will reduce operating cost to approximately $4,000 per unit. In the Discounted Cash Flow Method I project that the reduction in operating expenses will not be reached until year 3.

Capitalization/Yield Discounting: Consideration has been given to estimating capitalization rates by overall property capitalization rates abstracted from nine apartment sales. The range of rates was from approximately 8% to I 1% with an average of 9.4%. A typical investor expectation for good quality rental apartment buildings is 8% to 90/o. Given the amount of deferred maintenance and thus higher risks a 9.5% rate is market oriented.

OveralI rates were also estimated by the mortgage equity formula. This approach is based Upon current mortgage rates and terms, as well as investors' equity yield expectations. This method was based on first mortgage financing at 8.75% amortized over 25-years with a loan-to-value ratio of 75% with a balloon payment in five years. The minimum investor equity yield expectation is estimated to be approximately 10% to 12%. The maximum rate in our survey was 15%. A 15% equity yield rate was estimated for the subject property. A minimum property appreciation of 1% per year was estimated. The indicated overall rate by the mortgage equity formula is 9.6%. Details are contained in the addenda.

Overall I estimate a 9.5% overall rate is market oriented. The terminal cap rate is estimated to be 10%.

Leveraged Discount Rate: The subject property is encumbered by a first mortgage with higher than normal interest rate as well as a high prepayment penalty.
Discussions with rental apartment investors indicated they would target a 20% yield on a leveraged basis. A 20% discount i-ate was used in the leveraged
Discounted Cash Flow Method. The financing assumption was that the subject property would be financed with a market rate loan when the existing first mortgage becomes due in 2004.

Conclusion of Value: On the following pages is a summary of the Income Approach to value via Direct Capitalization Approach and the Discounted Cash Flow Method. Both methods estimate as is value by deducting the estimated renovation costs.

The indicated value via the Direct Capitalization Approach was $6,500,000. The value indicated value by the Discounted Cash Flow Method-All Cash at 15% yield rate was $7,150,000. The value indicated at a 20% rate on a leveraged basis was $7,000,000 Overall an as is value of $7,000,000 is estimated based on the Discounted Cash Flow Method.

                               INCOME APPROACH

Potential Gross Income

No. UnitsType        X    Rent/Mo.  X 12 Months   = Annual Gross Income Per Unit

108       1/1              $559           12                $724,464
44        2/1              $659           12                $347,952
116       2/2              $679           12                $945,168
44        3/2              $779           12                $411,312

312            Average  $648.74

                              Total Gross Income          $2,428,896
    Less: Vacancy and Credit Loss         7%               ($170,023)
                                                          -----------
Plus Other Income:                                           $12,000
Effective Gross Income                            $2,270,873  $7,278

Less Expenses

                             Total % of EGI Per Unit

Real Estate Taxes          $175,000       7.8%            $561
Insurance                   $68,000       3.0%            $218
Management                 $113,544       5.0%            $364
Payroll                    $219,000       9.6%            $702
Maintenace and Repairs     $218,400       9.6%            $700
Grounds Maintenance         $35,880       1.6%            $115
Utilities                  $218,400       9.6%            $700
Court Costs                 $24,960       1.1%             $80
Security                    $48,360       2.1%            $155
Legal/Accounting            $45,417       2.0%            $146
Office Expense              $31,200       1.4%            $100
Advertising/Marketing       $35,880       1.6%            $115
Miscellaneous               $22,709       1.0%             $73
Reserves for Replacements   $84,240       3.7%            $270
                            -------       ----            ----
Totals                   $1,340,990      59.1%           $4298

Total Expenses                                      $1,340,990
                                                    ----------

Net Operating Income
                                     $ 929,883          $2,980

CAPITALIZATION

        Net Operating Income divided by Overall Rate equals Value

$929,883 divided by 9.50% =         $9,788,247        $31,373/Unit
Less Deferred Maintenance:          $3,327,953
As Is Value:                        $6,460,294
        VALUE INDICATION$6,500,000

Estimate for Maintenance & Repairs Reserve

Item               Cost         Life/Years      Annual Cost
AC Compressors    $1,000             12             $83
Floor Cover          600              7             $86
Appliances         1,500             15            $100
                   Total Reserves                  $269
                   Rounded to                      $270

Software: ARGUS Ver. 8.6,02
:110  :4006
property Type Apartment
portfolio

Pavilion
401 Executive center Drive
West Palm beach, Florida 33401

SCHEDULE OF PROSPECTIVE CASH FLOW In Inflated Dollars for the Fiscal Year Beginning 811/2000


                                    Year 1      Year 2      Year 3    Year 4    Year 5     Year 6   Year 7    Year 8
For the years ending               Jul-2001    Jul.2002    Jul.2003  Jul.2004  Jul.2005   Jul 2006 Jul 2007  Jul 2008
Potential Gross Revenue
Potential Gross Revenue             2,429,856 2,523,456   2,617,056  2,691,936 2,766,816 2,841,696  2,916,576  2,991,456
Scheduled Base Rental Revenue       2,429,586 2,523,456   2,617,056  2,691,936 2,766,816 2,841,696  2,916,576  2,991,456
Other Income                        12,000        12,36      12,731     13,113   13, 506    13,911     14,329     14,758
Total Potential Gross Revenue       2,441,856 2,535,816   2,629,787  2,705,049 2,780,322 2,855,607  2,930,905  3,006,214
General Vacancy                     (242,986)  (252,346)  (130,853)  (134,597) (138,341) (142,085)  (145,829)  (149,573)
Effective Gross Revenue             2,198,870 2,283,470   2,498,934  2,570,452 2,641,981 2,713,522  2,785,076  2,856,641

Operating Expenses                  1,340,990 1,309,790   1,248,000  1,285,440 1,324,003 1,363,723  1,404,635  1,446,774

Net Operating Income                857,880     973,680   1,250,934  1,285,012 1,317,978 1,349,799  1,380,441  1,409,867

Debt Service
Interest Payments                   444,139     434,905    424,730    402,234  372,806   368,121    363,010
Principal Payments                  90,544       99,777    109,952     95,630   51,421    56,105    61,216
Total Debt Service                  534,683     534,682    534,682    497,864  424,227   424,226    424,226

Leasing & Capital Costs             1,650,000 1,650,000

Cash Flow after debt service
but before taxes                    ($1,326,803)($1,211,002)$716,252 $787,148  $893,751  $925,573   $956,215   $1,409,867


                                    Pavilion
                           401 Executive Center Drive
                         Weal Palm beach, Florida 33401

                            PROSPECTIVE PRESENT VALUE
               Cash Flow Before Debt Service plus Property Resale
    Discounled Annually (Endpoint on Cash Flow & Resale) over a 7-Year Period


Analysis Period      For year endingAnnual Cash Flow P.V.  of      P.V.  of     P.V.  of
                                                    Cash Flow @   Cash Flow @  Cash Flow @
                                                        13%           14%          15%

Year 1                   Jul 2001     ($792,120)    (700,991)      (694,842)    (688,800)
Year 2                   Jul 2002      (676,320)    (529,658)      (520,406)    (511,395)
Year 3                   Jul 2003     1,250,934      866,960        844,344      822,509
Year 4                   Jul 2004     1,285,012      788,122        760,831      734,710
Year 5                   Jul 2005     1,317,978      715,346        684,516      655,268
Year 6                   Jul 2006     1,349,799      648,333        614,950      583,555
Year 7                   Jul 2007     1,380,441      586,771        551,676      518,959
Total Cash Flow                       5,115,724    2,374,883      2,241,069    2,114,806
Property Resale @ 10% cap rate       13,393,736    5,693,150      5,352,637    5,035,201
Total Property Present Value                       $8,068,033    $7,593,706   $7,150,007
Rounded to thousands                               $8,068,000    $7,594,000   $7,150,000
Per Unit                                              25,859         24,339       22,917

Percentage Value Distribution
Prospective Income                                    29.44%         29.51%       29.58%
Prospective Property Resale                           70.56%         70.49%       70.42%
                                                        100%           100%         100%


ARGUS Ver. 8.6.02 :4006
Apartment
Pavilion
401 Executive Center Drive
West Palm beach, Florida 33401

PROSPECTIVE PRESENT VALUE
Cash Flow Alter Debt Service plus Property Resale
Discounted Annually (Endpoinl on Cash Flow & Resale) over a 7-Year Period

Analysis Period      For year endingAnnual Cash Flow P.V.  of      P.V.  of     P.V.  of
                                                    Cash Flow @   Cash Flow @  Cash Flow @
                                                        19%           20%          21%

Year 1                   Jul 2001    ($1,326,803)  ($1,114,961) ($1,105,669)  ($1,096,531)
Year 2                   Jul 2002    (1,211,002)    (855,167)      (840,974)    (827,131)
Year 3                   Jul 2003       716,252      425,036        414,498      404,306
Year 4                   Jul 2004       870,841      434,261        419,966      406,253
Year 5                   Jul 2005       893,751      374,526        359,178      344,580
Year 6                   Jul 2006       925,573      325,933        309,973      294,916
Year 7                   Jul 2007       956,215      282,961        266,862      251,801
Total Cash Flow                       1,824,827     (127,411)      (176,166)    (221,806)
Property Resale @ 10% cap rate        9,278,645    2,745,717      2,589,500    2,443,357
Value of Equity Interest                           $2,618,306    $2,413,334   $2,221,551
Rounded to thousands                               $2,618,000    $2,413,000   $2,222,000
Per Unit                                               8,392          7,735        7,120

Value of Equity Interest                           $2,618,306    $2,413,334   $2,221,551
Debt Balance as of Aug-2000           4,596,042    4,596,042      4,596,042    4,596,042
Total Leveraged Present Value                      7,214,348      7,009,376    6,817,593
Rounded to Thousands                               $7,214,000    $7,009,000   $6,818,000
Per Unit                                              23,123         22,466       21,851


                           EXPOSURE TIME/MARKETABILITY

The marketability of the subject property is rated as average. The estimated exposure time and marketing time is estimated to be approximately nine to twelve months.

ASSUMPTIONS AND LIMITING CONDITIONS:

The certification of the appraisers is subject to the following conditions and to such other specific conditions as are set forth by the appraisers in this report.

    1.Unless other-wise stated, the value appealing in this appraisal represents the opinion of the Market Value or the Value Defined AS OF THE DATE SPECIFIED. Market Value of real estate is affected by national and local economic conditions and consequently will vary with future changes in such conditions.

    2.The value estimated in this appraisal report is gross, without consideration given to any encumbrance, restriction or question of title, unless specifically defined.

    3.This appraisal report covers only the property described and any values or rates utilized are not to be construed as applicable to any other property, however similar the properties might be.

    4.It is assumed that the title to the premises is good; that the legal description is correct; that the improvements are entirely and correctly located on the property described and that theme are no encroachments on this property, but no investigation or survey has been made.

    5.This appraisal expresses our opinion, and employment to make this appraisal was in no way contingent upon the reporting of pre determined value or conclusion.

    6.No responsibility is assumed for matters legal in nature, nor is any opinion of title rendered. In the performance of our investigation and analysis leading to the conclusions reached herein, the statements of others were relied on. No liability is assumed for the correctness of these statements; and, in any event, the appraisers' total liability for- this report is limited to the actual fee charged.

    7.Neither all nor any part of the contents of this report (especially any conclusions, the identity of the appraiser or the firm with which he is connected, or any reference to the Appraisal Institute or any of its designations) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communication without our prior written consent and approval.

    8.It is assumed that them-e are no hidden or unapparent conditions of the property, subsoil, or structures which would render it more or less valuable. The Appraiser assumes no responsibility for such conditions or the engineering which might be required to discover these factors.

    9.Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyl's, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of, nor did the appraiser become aware of such during the appraiser's inspection. The appraiser has no knowledge of the existence of such materials on or- in the property unless otherwise stated. The appraiser, however, is not qualified to test for such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value estimated is predicated on the assumption that there is no such proximity thereto that would cause a loss in value. No responsibility is assumed for any such conditions, not- for any expertise or engineering knowledge required to discover them.

    10. The Americans with Disabilities Act ("ADA') became effective January 26, 1992. The appraisers have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraisers have no direct evidence relating to this issue, possible noncompliance with the requirements of the ADA in estimating the value of the property has not been considered.

    11. This is a restricted appraisal report which is intended to comply with the reporting requirements set forth under Standard Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Restricted Appraisal Report. As such, it does not include discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The information contained in this report is specific to the needs. of the client and for the intended use stated in this report. The appraiser is not responsible for- unauthorized use of this report.

                                  CERTIFICATION

I certify that, to the best of my knowledge and belief:

    I.The statements and information in this report are true and correct; and that I have not knowingly withheld any information.

    2.The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, unbiased professional analyses, opinions, and conclusions.

    3.1 have no present or contemplated interest in the property appraised; and I have no personal interest or bias with respect to the parties involved.

    4.The analyses, opinions, and conclusion were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) adopted by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal institute.

    5.The use of this report is subject to the requirements of the State of Florida relating to review by the Department of Professional Regulation, Real Estate Appraisal Board, and to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

    6.My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or- the occurrence of a subsequent event.

    7.Paul P. Drake made a personal inspection of the property appraised and no other person assisted in the preparation of this report.

    8.All conclusions and opinions concerning the real estate that are set forth in this appraisal report were not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

    9.Based on our experience and training, it is my opinion that we am qualified to provide the following value estimate of the subject property.

    10. As of the date of this report, I have completed the requirements of the continuing education program of the State of Florida and The Appraisal Institute.

    11. It is our opinion that the Market Value of the Fee Simple Estate of the subject property in "as is" condition, as of August 10, 2000 was:

                             (SEVEN MILLION DOLLARS)
                              ----- ---------------

                                  ($7,000,000)

Paul P. Drake, MAI, SRA
Florida State Certified General R. E. Appraiser RZ0000027
Expires 1 1/00